Re:	Herc Holdings Inc.

Application for Withdrawal of Registration Statement on Form S-3

File No. 333-262694

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Herc Holdings Inc., a Delaware corporation (the “Corporation”), hereby requests that its Registration Statement on Form S-3 (File No. 333-262694), originally filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Corporation is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Corporation intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Corporation has refiled the Registration Statement with the code “S-3ASR.” No securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact William R. Golden III of Simpson Thacher & Bartlett LLP at (202) 636-5526.

Very truly yours,

Herc Holdings Inc.

By:	/s/ S. Wade Sheek
Name:	S. Wade Sheek
Title:	Senior Vice President, Chief Legal Officer and Secretary